Issuer Free Writing Prospectus dated February 8, 2018

Filed Pursuant to Rule 433

Registration No. 333-221382

(Relating to the Preliminary Prospectus Supplement dated February 5, 2018 and the Prospectus dated January 31, 2018)

20,000,000 Shares of Common Stock

Issuer:	CTI BioPharma Corp.

Symbol:	CTIC

Shares offered:	20,000,000 shares of Common Stock

Price per share to the public:	$3.00

Underwriting discounts and commissions per share:	$0.18

Net proceeds to the Company (after underwriting discounts and commissions and estimated offering expenses):	$55,800,000

Pricing date:	February 8, 2018

Closing date:	On or about February 13, 2018

CUSIP:	12648L601

Underwriters:	Leerink Partners LLC is acting as sole book-running manager for this offering, JMP Securities is acting as the senior lead manager, and Needham & Company and Oppenheimer & Co. are acting as lead managers for this offering.

Dilution

If you purchase shares of common stock in this offering, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, tangible assets less total liabilities, by the number of outstanding shares of common stock.

Our net tangible book value as of September 30, 2017 was $28.4 million, or $0.66 per share of common stock. After giving effect to the sale of shares of common stock at the public offering price of $3.00, less the underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value as of September 30, 2017 would have been approximately $84.2 million, or approximately $1.34 per share of common stock. This represents an immediate increase in the net tangible book value of $0.68 per share to existing stockholders and an immediate dilution of $1.66 per share to new investors purchasing common stock in this offering at the public offering price. The following table illustrates this per share dilution:

Public offering price per share of common stock		$3.00
Net tangible book value per share of common stock as of September 30, 2017	$0.66
Increase in net tangible book value per share attributable to new investors in this offering	$0.68
As adjusted net tangible book value per share of common stock		$1.34
Dilution per share of common stock to new investors in this offering		$1.66

If the underwriters exercise their option to purchase 3,000,000 shares of common stock in full at the public offering price, the as adjusted net tangible book value after this offering would be approximately $1.40 per share, representing an increase in net tangible book value of approximately $0.74 per share to existing stockholders and immediate dilution in net tangible book value of approximately $1.60 per share to investors purchasing our common stock in this offering at the public offering price.

The above discussion is based on 42,977,176 shares of common stock outstanding as of September 30, 2017, and excludes:

•  6,661,704 shares issuable upon the exercise of options outstanding as of September 30, 2017 at a weighted average exercise price of $6.30 per share;

•  29,239 shares issuable upon the exercise of warrants;

•  383,333 shares issuable upon the conversion of 575 shares of Series N-3 Preferred Stock at a conversion price of $3.00 per share;

•  185,664 shares reserved for issuance under our employee stock purchase plan;

•  7,038,228 shares reserved for issuance under our equity compensation plans; and

•  one share of common stock reserved for issuance upon exercise of outstanding restricted share rights.

To the extent the options, warrants or rights outstanding as of September 30, 2017 have been or are exercised, or other shares are issued, investors purchasing shares of common stock in this offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

BVF Exchange	On February 8, 2018, BVF Partners L.P. entered into an Exchange Agreement to exchange 8,000,000 shares of the Company’s Common Stock, par value $0.001 per share, and 575 shares of the Company’s Series N Preferred Stock, par value $0.001 per share, that it owns into 12,575 shares of the Company’s Series O Preferred Stock, par value $0.001 per share.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-547-6340.